UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Wildflower Management, Corp

Legal status of issuer:

> **Form:**
> Corporation

> **Jurisdiction of Incorporation/Organization:**
> Utah

> **Date of organization:**
> April 27, 2022

Physical address of issuer:
1075 S 6800 E Huntsville, UT 84317
USA

Website of issuer:
http://www.wildflowermanagement.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third-party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Common Stock

Target number of securities to be offered:
200

Price (or method for determining price):
$100

Target offering amount:
$20,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,250	0
Cash & Cash Equivalents	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	1,250	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, Utah, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate - operation industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the real estate - operation industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate - operation industry;
- growth of, and risks inherent in, the real estate - operation industry;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Wildflower Management, Corp shall include any joint venture in which Wildflower Management, Corp holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Wildflower Management, Corp.

"Company " means Wildflower Management, Corp.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Wildflower Management, Corp.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Common Stock of Wildflower Management, Corp.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Wildflower Management, Corp

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Bridget Kilgrow   **Dates of Board Service:** April 2022

Principal Occupation:
- Owner of Mountain Pacific Group LLC.
- President of Wildflower Management, Corp

Business Experience:
Owner - Mountain Pacific Group LLC
January 2015 - present
The company specializes in the construction management of complex hillside foundations, and the real estate development of single-family, and multi-unit properties.

Bridget J. Meade-Kilgrow is a licensed realtor in the State of Utah # 9593217. Bridget primarily represents Mountain Pacific Group's acquisitions and sales. Bridget has been committed to the construction development, and the real estate sales industry for over thirty years.

President - Wildflower Management, Corp
April 2022 - present

Professional Qualifications
Bridget J. Meade-Kilgrow BA Business Communication, Colorado State University. Currently a licensed realtor in the State of Utah # 9593217. Bridget primarily represents Mountain Pacific Group's acquisitions and sales.

1994- 2022 Property Investor. Buying, improving ,and selling real estate properties in Utah and Southern California USA
1996 - 1999 Youth Director of the Starmakers performing Art Program, Riverton Utah USA.
2000- 2002, California Certified Crisis Counselor, Sexual Asualt Response Team, Valley Trauma Center, Van Nuys, California USA.
2002- 2004 Fost-Adoption Safe house provider for Inner Circle, Van Nuys, California USA.
2006- 2012 Licensed Realtor, Remax-All Pro, Top Sales Agent, in Palmdale, California USA.
2014- 2022 licenced realtor, Realtypath Platinum, Sandy Utah USA
2020- 2022 Founder, Director of the Wildflower Mountain Ranch, Mental Health Retreat, Eden Utah USA.
2022 - Founder, Wildflower Management Corp. Residential Treatment Center Real Estate Acquisition Group Huntsville, Utah USA

Name: Jeffrey R. Kilgrow   **Dates of Board Service:** April 2022

Principal Occupation:
- Owner of Mountain Pacific Group LLC.
- Treasurer of Wildflower Management, Corp

Business Experience:

Owner - Mountain Pacific Group LLC
January 2015 - present
This company specializes in the construction management of complex hillside foundations, and the real estate development of single-family, and multi-unit properties. Jeffrey started out studying Architecture at Woodbury University while working several jobs to get his start in his construction development career.'

Treasurer - Wildflower Management Corp,
April 2022 - Present

Professional Qualifications
Jeffrey R. Kilgrow is a general contractor in the State of Utah. Mountain Pacific Group, LLC# 11633670-5501 Classification(s): B100 - General Building. E100 - General Engineering.

1986 - 1988 - Service Mission. Edinburgh, Scotland
1988 - 1993 - Lang Construction, Woodland Hills, California USA
1988 - 1993 - Structural Draftsman, Ferrall Miles Construction, Van Nuys, California USA.
1988 - 1993 - Architectural Draftsman, William Read Architecture, West Lake, California USA
1989 - 1993 - Structural Draftsman, Rudy Quintinar and Associates. Van Nuys, California USA.
1993 - 1998 - Construction Crew Leader, Bob Edmunds Siding Co. South Jordan, Utah
1998 - 2000 - Owner, Castle Rock Construction, Riverton Utah, USA
2000 - 2004 - Project Superintendent ,GDW Construction, Los Angeles, California USA.
2004 - 2015 - Project Manager/Senior Executive, D&D Construction Specialities, Sun Valley CA.
2015 - Current - Mountain Pacific Group, LLC Owner
2020 - Current - Wildflower Mountain Ranch Inc. Founder, 501c3, Residential Retreat Ranch
2022 - Current - Wildflower Management Corp. Residential Treatment Real Estate Acquisitions.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

The two officers of the Company:

President - Bridge Kilgrow
Treasurer - Jeffrey Kilgrow

Please refer Section 4 for the detail profiles and business experiences of the 2 officers.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jeffrey Kilgrow	500 shares Voting Common Stock	50%
Bridget Kilgrow	500 shares Voting Common Stock	50%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to acquire properties for treatment Wildflower Mountain Ranch Inc treatment centers and fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$20,000**	**$1,070,000**
Less: Offering Expenses		
Portal Fee	$1,400	$74,900
Net Proceeds	**$18,600**	**$995,100**
Acquiring properties	$0	$500,000
Interest Expenses	$0	$221,794
Insurance Cost	$0	$36,000
Utilities	$0	$144,000
Legal & Professional Fees	$3,000	$6,000
Repairs & Maintenance	$0	$6,000
Marketing	$5,000	$25,000
Hiring Part-time Employees	$5,000	$25,000
Working capital	$5,600	$31,306

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

● The intermediary will notify investors when the target offering amount has been met;

● If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$20,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$2,000,000 USD
Equity Offered	0.99% - 34.85%
Securities Type	Non-Voting Common Stock
Regulation	Regulation CF
Closing Date	30 Apr 2023

Share Price $100.00

Shares Offered
200 - 10,700

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Common Stock	100,000	1,000	YES	NO
Non-Voting Common Stock	100,000	0	NO	NO

Non-Voting Common Stocks have 1/20 of the economic rights of Voting Common Stock and have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of

directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Common Stock, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Non-Voting Common Stock with no voting rights, do not have any voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Non-Voting Common Stock

We use a Price/Earnings ("P/E") Ratio and expected Earning Per Share of Wildflower Management, Corp in 2025 to value the Non-Voting Common Stock of Wildflower Management, Corp, the security to be issued in this offering. The Board of Directors of the Company believes P/E multiple is a simple, widely used and reasonable valuation method. Investors must be aware that the valuation of our Common Stock is done without an independent third-party valuation specialist.

The P/E ratio is a common measure of valuation. The P/E ratio is equal to a stock's price per share divided by its earnings per share. In our case, the Earnings Per Share is the company's total earnings divided by the number of adjusted total number of shares.

We didn't issue any Non-Voting Common Stock. Since Non-Voting Common Stocks have 1/20 of the economic rights of Voting Common Stock, the adjusted total number of shares would be 20 times the total number of shares of Voting Common Stock outstanding:

Adjusted Total Number Of Shares = Total Number Of Shares Of Voting Common Stock Outstanding x 20
= 1,000 x 20
= 20,000

Expected Earning Per Share ("EPS") of Wildflower Management, Corp in 2025

Wildflower Management, Corp started its operation in April 2022. We do not have a significant operating history. Therefore, in valuing our securities to be issued in this Offering, we need to forecast our net profit in 2025. According to our projection, we expect in the fiscal year 2025, the projected net profit will be $182,650, with the following assumptions:

- Wildflower Management, Corp plans to acquire 9 properties from 2023 to 2025 to facilitate Wildflower Mountain Ranch Inc with infrastructure to open 3 new treatment centers (3 properties for each center)
- Each property will cost approximately $1 million.
- Acquiring the property will require a 25% down payment ($250,000) and a 75% ($750,000) Bank Loan.
- Balance funds (i.e. 75% of Cost) to purchase property will be taken as a loan from the bank at an average rate of interest of 5% on a 30-year term of repayment through equal monthly installments.
- The first three properties will be purchased in 2023 and put to use at the beginning of 2024. Another six properties will be purchased in 2024. All properties are put to use for the full year in 2025.
- Wildflower Mountain Ranch Inc will be the tenant of these properties.
- Monthly lease payments per property will be $12,000 Per month or $144,000 annually and be paid in 1st week of every month.
- Expenses Assumptions Per Month Per Property
    - Insurance Cost @ 500
    - Utilities @ 2000
    - Repairs and Maintenance @1000
- Assets are depreciated on Straight Line Method over the useful life of asset (30 years for property). Salvage value is considered as "nil" for each property

- For each property date put to use is considered as 1st day of the year for calculating revenue and depreciation.
- Each year a new property will be acquired and added to our investment holdings portfolio.
- Additional funds are needed to acquire new properties and expand our investment holdings portfolio.

Financial Projections:

	2024	2025
Revenue		
(Lease Rent @ 12000 Each Property Per month)		
Property Cluster (3Nos Property) 1	432,000	432,000
Property Cluster (3Nos Property) 2	-	432,000
Property Cluster (3Nos Property) 3	-	-
Property Cluster (3Nos Property) 4	-	-
Property Cluster (3Nos Property) 5	-	-
Total	$ 432,000	$ 864,000
Expenses:		
Insurance Cost	18,000	36,000
Utilities	72,000	144,000
Legal and Professional Fees	5,000	6,000
Repairs and Maintenance	3,000	6,000
Depreciation	100,000	200,000
Total operating expenses	$ 198,000	$ 392,000
Operating Profit	$ 234,000	$ 472,000
Other expense		
Interest expense	$ 111,746	$ 221,794
Net Income Before Income Tax	$ 122,254	$ 250,206
Income Tax @ 27%	$ 33,009	$ 67,555
Net Profit attributable to Wildflower	$ 89,245	$ 182,650

The expected Earning Per Share (EPS) of the Company in 2025 would be:

Expected Earning Per Share in 2025 = Projected Net Profit In 2025 / Adjusted Total Number Of Shares
= $182,650 / 20,000 = $9.13

Choice of Price/Earnings ("P/E") Ratio for Our Valuation
On October 27, 2022, the P/E ratio for representative stocks in the real estate - operation industry

listed on the US Stock Exchanges is 11.88. Therefore, we use this figure as a benchmark to value the Non-voting Common Stock of Wildflower Management, Corp.

Key Metrics for Real Estate - Operations
Industry Earnings

	Industry	IVV(iShares-SP500)
PE (F1)	11.88	16.87
PEG (Ratio)	2.76	1.94
Proj EPS Growth	-1.53%	6.42%
Hist EPS Growth	11.54%	10.76%
Net Margin	3.18%	12.99%
Hist Sales Growth	6.99%	5.75%
Hist Dividend Growth	0.00%	5.08%

Source: Zacks Investment Research on October 27, 2022

Based on the analysis presented above, the valuation of our Non-Voting Common Stock would be:
Price / EPS = 11.88
Price / $9.13 = 11.88
Price = $9.13 x 11.88
Price = $108.46 (vs Offering Price at $100)

> **Offering Price of each Non-Voting Common Stock = $100**

Methods for how the securities may be valued by the issuer in the future:
The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

Methods for how the securities may be valued by the issuer in the future: We may apply the following valuation methods for the future valuation of our common stock or securities to be issued:

1. Price/Earnings Ratio of companies in the real estate - operation industry or companies that is similar and comparable to us.

2. Book value of the Company if the Company has acquired significant real estate assets.
3. Recent comparable financings of companies similar and comparable to ours.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Non-Voting Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Non-Voting Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

   Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

Wildflower Management, Corp and Wildflower Mountain Ranch Inc
According to the Issuer's business plan, Wildflower Management, Corp will lease its real estate properties to Wildflower Mountain Ranch Inc and therefore Wildflower Management, Corp will generate substantially all of its revenue from rents paid by Wildflower Mountain Ranch Inc.

Both Wildflower Management, Corp and Wildflower Mountain Ranch Inc are owned Bridget Kilgrow & Jeff Kilgrow. The shareholding structures of the two companies and the proposed transactions of the two companies are described as follows:


Bridget Kilgrow
Jeff Kilgrow
50%
50%
Wildflower Management, Corp
the Issuer
for-profit
Property Lease
Rents
Bridget Kilgrow
Jeff Kilgrow
50%
50%
Wildflower Mountain Ranch Inc
501(c)(3) organization
non-profit
Investors in this Offering

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Wildflower Management, Corp was incorporated in April 2022 and therefore has a very limited operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2022 and Future Plans

Wildflower Management, Corp has a very limited operating history. According to our business plan, Wildflower Management, Corp will invest in residential properties and lease its properties to Wildflower Mountain Ranch Inc and therefore Wildflower Management, Corp will generate substantially all of its revenue rents paid by Wildflower Mountain Ranch Inc.

Here is the summary of our anticipated business plan:

- Wildflower Management, Corp plans to acquire 9 properties from 2023 to 2025 to facilitate Wildflower Mountain Ranch Inc with infrastructure to open 3 new treatment centers (3 properties for each center)
- Each property will cost approximately $1 million.
- Acquiring the property will require a 25% down payment ($250,000) and a 75% ($750,000) Bank Loan.
- Balance funds (i.e. 75% of Cost) to purchase property will be taken as a loan from the bank at an average rate of interest of 5% on a 30-year term of repayment through equal monthly installments.
- The first three properties will be purchased in 2023 and put to use at the beginning of 2024. Another six properties will be purchased in 2024. All properties are put to use for the full year in 2025.
- Wildflower Mountain Ranch Inc will be the tenant of these properties.
- Monthly lease payments per property will be $12,000 Per month or $144,000 annually and be paid in 1st week of every month.
  - Expenses Assumptions Per Month Per Property
  - Insurance Cost @ 500

- Utilities @ 2000

- Repairs and Maintenance @1000
- Assets are depreciated on Straight Line Method over the useful life of asset (30 years for property). Salvage value is considered as "nil" for each property
- For each property date put to use is considered as 1st day of the year for calculating revenue and depreciation.
- Each year a new property will be acquired and added to our investment holdings portfolio.
- Additional funds are needed to acquire new properties and expand our investment holdings portfolio.


Wildflower Management, Corp
the Issuer
for-profit
Property Lease
Rents
Wildflower Mountain Ranch Inc
501(c)(3) organization
non-profit
Investors in this Offering

Revenues
Revenues from April 27, 2022 (inception) to September 30, 2022 were zero.

Operating Expenses
Total operating expenses from April 27, 2022 (inception) to September 30, 2022 were zero

Net Income
Net income from April 27, 2022 (inception) to September 30, 2022 were zero

Cash flows
Cash flows from April 27, 2022 (inception) to September 30, 2022 were zero

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Cash and cash equivalents totaled zero as of September 30, 2022.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise

additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $20,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary for the viability of the business in the next 12 months. This is because if Wildflower Management, Corp raises less than $250,000, Bridget Kilgrow and Jeffrey Kilgrow will proceed to purchase the properties with their own capital.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business from 2023 to 2025, though we believe the proceed of this offering does not affect the viability of our business.

We will primarily fund our operations and capital expenditure requirements from operating cash flows and capital provided by Bridget Kilgrow and Jeffrey Kilgrow, if necessary. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

Investors should be aware that our past records are not representative of the future.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No

    (ii) involving the making of any false filing with the Commission?
    No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

>(i) at the time of the filing of this offering statement bars the person from:
>>(A) association with an entity regulated by such commission, authority, agency or officer?
>>No
>>
>>(B) engaging in the business of securities, insurance or banking?
>>No
>>
>>(C) engaging in savings association or credit union activities?
>>No

>(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
>No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

>(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
>No
>
>(ii) places limitations on the activities, functions or operations of such person?
>No
>
>(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
>No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

>(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
>No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. any other material information presented to investors; and
   b. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Mr. Kilgrow filed for Chapter 7 bankruptcy in March 1994 under the Utah – Salt Lake City jurisdiction. The bankruptcy case was discharged in July 1994.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.wildflowermanagement.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bridget Kilgrow

_____
[Signature Code: kAS_uDduokEych9ShhAC3xbkeH7oM9pgIxGbKe5REXx0HoGjnfgMQhy5FL6V_2JomcQLLU7HST04bCo1ftTd9qTYDYrA44b8_Ks4MqboX5Z3tLbdCu61rg]

Bridget Kilgrow

President

Wildflower Management, Corp

Date: 7 Nov 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Wildflower Management, Corp

Wildflower Management, Corp is a real estate investment and management company that is established to invest and manage residential real estates solely leased to Wildflower Mountain Ranch Inc.



Wildflower Management, Corp holds Real Estate for long-term returns through rental income, rental income growth and capital appreciation.

Wildflower Mountain Ranch Inc

Wildflower Mountain Ranch Inc runs therapeutic retreat program for young girls. Wildflower Mountain Ranch is looking to expand to residential treatment with several mental health treatment centers for girls, with individualized therapeutic



plans for girls experiencing mental health issues, based on leading evidence-based practices. Its program facilitates the girls learning and understanding of their own mental health condition. The retreat program assists in the discovery of their authentic identity, by taking time away from the pressures and stresses in their lives. The goal of Wildflower Mountain Ranch is to develop lasting Connections and life-long support.



Our Mission

We strive to provide individuals with a deep sense of self-acceptance and love. No matter their past challengers or traumas, we nurture and guide every person who comes through our doors. Each girl is guided to love their identity, trust connection, and be empowered to find their life's direction, ultimately thriving in their own sense of purpose, family, and community.

At Wildflower Mountain Ranch strives to provide individuals with a deep sense of self-acceptance. No matter what their challenges or past traumas may be, Wildflower Mountain Ranch nurtures and guides every child that comes to our ranch thrive in their own lives, families, and communities. Many parents do not know where to turn for emotional help in dealing with a suicidal child. The Wildflower Mountain Ranch is safe home in a time of crisis, and confusion.

Wildflower Mountain Ranch Inc was founded in 2021 when founders Bridget and Jeff Kilgrow decided that the services available for children with mental illness and behavior challenges were not delivering the level of services they wanted; not only for their own adopted children but for the many adoptive and otherwise struggling youth. In their commitment by applying their experience and wisdom to make better programs available, they believe that people can become empowered by their own abilities and gain the confidence to fulfill their potential. They gathered a board of directors with personal understanding and beliefs in changing the community of residential treatment for girls.

Wildflower Mountain Ranch's Mission

Wildflower Mountain Ranch's mission is to help young girls ages 10 to 14, and their parents to develop coping skills, and a mental health plan during difficult major depressive episodes, and to step in and keep them safe from self-harm. They do this while developing their identity, through finding out their individual likes and dislikes by providing musical, and performing arts professionals, offering instrument lessons of all kinds, singing, dancing, painting, gardening, horseback  riding daily with their Equine therapy program. Wildflower Mountain Ranch encourages them to learn to bond and care for each of our horses as if it was their very own.

We are always excited to see what each girl takes to as she makes her own developmental choices. We see them as they discover their talents during the emotional healing process. We believe that their trauma, depression, or social anxiety can not be the only thing that defines a young girl. It is our mission to save young lives, but also to see them thrive through our lifelong friendship that grows in our true treatment program. A program by women who will truly care long into their future!

Why We Do It

In building a Women Empowered Non-Profit Organization, Bridget brought on Veronica Bratcher, Bre Kilgrow, and Mikaela Moreno to create a unique and effective program focused on improving challenges they had observed first hand -- together they created a program by mothers for daughters.



Wildflower Management, Corp Is More than A Real Estate Investment

You could invest in real estate in many ways, including buying real estate properties directly, and investing REITS or real estate stocks. However, what makes Wildflower Management, Corp different from other real estate investments? Investing in Wildflower Management, Corp is providing safe, stable, and warm homes for young girls who need therapeutic treatment. One of the challenges that Wildflower Mountain Ranch faces is to provide accommodations for young girls with mental health disabilities as residential treatment centers. Currently, these homes are financed by Bridget Kilgrow. But financial resources provided by Bridget Kilgrow alone are very limited and scalability is hardly achieved, which also implies fewer young girls in need of help are able to receive treatments.

Wildflower Management, Corp is set up for a purpose: instead of making donations, investors in Wildflower Management, Corp, by contributing capital for the acquisition of residential properties, are financing and providing Wildflower Mountain Ranch the as treatment centers. In return, Wildflower Management, Corp receives rental income from Wildflower Mountain Ranch Inc and will distribute the majority of its net profit as dividends to investors. If the asset value of the real estate portfolio owned by Wildflower Management, Corp appreciates, investors who hold shares of the Company could be entitled to the underlying economic interests. Through RegCF crowdfunding, investors in Wildflower Management, Corp can also invest in residential real estate at a lower investment threshold.

Wildflower Management, Corp Business Model

Wildflower Management, Corp will invest in residential properties and lease its properties to Wildflower Mountain Ranch Inc and therefore Wildflower Management, Corp will generate substantially all of its

revenue rents paid by Wildflower Mountain Ranch Inc.


Wildflower Management, Corp
the Issuer
for-profit
Property Lease
Rents
Wildflower Mountain Ranch Inc
501(c)(3) organization
non-profit
Investors in this Offering

Wildflower Management, Corp started its operation in April 2022. According to our projection, we expect in the fiscal year 2025, the projected net profit will be $182,650, with the following assumptions:

- Wildflower Management, Corp plans to acquire 9 properties from 2023 to 2025 to facilitate Wildflower Mountain Ranch Inc with infrastructure to open 3 new treatment centers (3 properties for each center)
- Each property will cost approximately $1 million.
- Acquiring the property will require a 25% down payment ($250,000) and a 75% ($750,000) Bank Loan.
- Balance funds (i.e. 75% of Cost) to purchase property will be taken as a loan from the bank at an average rate of interest of 5% on a 30-year term of repayment through equal monthly installments.
- The first three properties will be purchased in 2023 and put to use at the beginning of 2024. Another six properties will be purchased in 2024. All properties are put to use for the full year in 2025.
- Wildflower Mountain Ranch Inc will be the tenant of these properties.
- Monthly lease payments per property will be $12,000 Per month or $144,000 annually and be paid in 1st week of every month.
- Expenses Assumptions Per Month Per Property
    - Insurance Cost @ 500
    - Utilities @ 2000
    - Repairs and Maintenance @1000

- Assets are depreciated on Straight Line Method over the useful life of asset (30 years for property). Salvage value is considered as "nil" for each property
- For each property date put to use is considered as 1st day of the year for calculating revenue and depreciation.
- Each year a new property will be acquired and added to our investment holdings portfolio.
- Additional funds are needed to acquire new properties and expand our investment holdings portfolio.

Financial Projections:

	2024	2025
Revenue		
(Lease Rent @ 12000 Each Property Per month)		
Property Cluster (3Nos Property) 1	432,000	432,000
Property Cluster (3Nos Property) 2	-	432,000
Property Cluster (3Nos Property) 3	-	-
Property Cluster (3Nos Property) 4	-	-
Property Cluster (3Nos Property) 5	-	-
Total	$ 432,000	$ 864,000
Expenses:		
Insurance Cost	18,000	36,000
Utilities	72,000	144,000
Legal and Professional Fees	5,000	6,000
Repairs and Maintenance	3,000	6,000
Depreciation	100,000	200,000
Total operating expenses	$ 198,000	$ 392,000
Operating Profit	$ 234,000	$ 472,000
Other expense		
Interest expense	$ 111,746	$ 221,794
Net Income Before Income Tax	$ 122,254	$ 250,206
Income Tax @ 27%	$ 33,009	$ 67,555
Net Profit attributable to Wildflower	$ 89,245	$ 182,650

US Real Estate Market Outlook



Median Sales Prices
2012 Q3: 248,800
2022 Q3: 454,900

Although housing prices in the U.S. increased 82.8% over the past 10 years (from 2012 Q3 to 2022 Q3, according to the statistics from Federal Reserve Bank of St. Louis), the US housing market is in the midst of a major shift and has started to adjust as the Federal Reserve hikes interest rates to curb the hottest inflation in decades.

However, we are looking for the long-term. The current pessimistic outlook for the real estate market, in our view, presents an opportunity for our business. We believe that recent corrections in the national, regional and local residential markets are healthy and to cool the pandemic boom when houses were quickly snapped up in the past two years.

Investment Objectives
Our primary investment objectives are:
- to maximize the capital gains of our properties;
- to preserve and protect investor's capital contribution;
- to hold real estate for rental income;
- to achieve long-term capital appreciation

Meet Our Team

Bridget & Jeff Kilgrow
Founders & Directors

Bridget Kilgrow completed her B.S. degree in Communications at Colorado State University. She worked as a certified crisis counselor on a sexual-assault response team in LA County conducting forensic interviews with victimized children. In her real estate career, she has experienced being a top sales agent, and now has a successful new construction and development business, focused on making housing affordable and possible.

Jeff Kilgrow has over thirty years of construction knowledge and experience. He is now an executive consultant at Moore Foundations in Los Angeles California. Bridget and Jeff are adoptive parents and know the joys and pains of raising children with severe mental health disabilities. Together they realize that being parents is the most important role that they will ever have in this life and are committed to applying their experience and wisdom in making better programs available for youth with mental illness.

Appendix B - RISK FACTORS

RISK RELATED TO REAL ESTATE MARKET

Our business and results of operations are affected by the performance of the property market in Utah and the US

Our investment properties will be located in Utah and it is our principal property investment strategy to remain focused on the Utah property market. Our business and prospects therefore depend principally on the performance of the property market in Utah and in the US. Any downturn in Utah and the US real estate market may therefore adversely affect our performance. We cannot assure you that the demand for properties in Utah and the US will continue to grow, or will grow at all. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the property market.

We are dependent on rental income from our investment properties

We are dependent on rental income generated from our investment properties. We are subject to risks incidental to the leasing of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants, or the failure of tenants to pay fees and charges (e.g. management fees and utilities charges) for which they are responsible under the terms of the tenancy agreement, but which the Trust as the registered owner of the relevant property, is liable for under the terms of the deed of mutual covenant and as named account holders with utility companies. We may also face risks in connection with the ability to renew leases with tenants on terms acceptable to us, or at all, upon the expiration of the existing terms as this may be influenced by the demand for and supply of properties in the Pennsylvania property market which may have significant fluctuation historically. Any downturn in the rental market residential properties may negatively affect the demand for our rental properties and consequently their occupancy rate, and therefore the amount of rental income we earn. We cannot guarantee such downturn will not happen in the future and if it does, this may have a material adverse effect on our business, results of operations and financial position.

Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis

Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis and thus we may not able to renew existing leases which would adversely affect our financial condition and results of operations.

We may not be able to obtain adequate funding or capital on commercially favorable terms for land acquisitions or property developments

Real estate investment and development is capital intensive. Our property projects are generally funded through cash generated from operations, bank loans, proceeds from securities offerings. We expect to continue to fund our projects through these sources. However, we cannot assure you that such funds will be sufficient or that any additional financing can be obtained on satisfactory or commercially reasonable terms, or at all. Our ability to procure adequate financing for property acquisition and development depends on many factors that are beyond our control.

We are subject to certain restrictive covenants and certain risks associated with debt financing which may limit or otherwise adversely affect our operations

We are subject to certain restrictive covenants contained in the terms of loans entered into between our Trust and certain banks or other financial institutions. For our properties under mortgage, our entering into of tenancy agreements could be subject to the relevant financing bank's consent. The terms of the mortgage or consent letter issued by the mortgagee bank may in turn impose restrictions as to, for example, the rental rate and duration of tenancy of those properties. We cannot guarantee that we will be able to obtain consents from the relevant financing banks to lease our properties that are subject to mortgage, and even if any such consent is granted, we cannot ensure it does not impose restrictions adverse to our interests.

We may not be able to generate adequate returns on our properties which are held for longterm investment purposes

Our properties are generally held for long-term investment which is subject to varying degrees of risks. The investment returns available from our properties depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximizing yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions, which may be subject to significant fluctuation. The revenue derived from investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels of comparable properties, the inability to collect rent from tenants and the cost resulting from periodic maintenance, repair and re-letting. If our property investment business is unable to generate adequate returns, our business, financial condition results of operations and prospects may be adversely affected.

Changes in interest rates may affect our profitability and results of operations

Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending rates for financing the Trust in the future. Any increase in these rates will increase our financing cost and could materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected if we fail to fulfill our obligations in financing arrangements, which expose us to the possibility of foreclosure

If we default on any financing repayment or otherwise breach the relevant trust or other financing agreement, we may be subject to litigation, our reputation may be damaged and we may have difficulties in raising further funds at our expected costs. Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt. Incurring mortgage and other debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default.

We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts

Our ability to generate sufficient cash to satisfy our future debt obligations will depend upon our future operating performance, which will be affected by, among other things, prevailing economic conditions, monetary policies, the demand for properties in the regions we operate and other factors, many of which are beyond our control. We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts, in which case we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, disposing of our assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be implemented on satisfactory terms, or at all, and, even when implemented, may result in an adverse effect on our business, financial condition and results of operations.

Our insurance may not cover every potential loss and claim

Our insurance policies may not cover all eventualities or payments by our insurers may not fully compensate us for all potential losses, damages or liabilities relating to our properties or our business operations. Further, our insurers may otherwise find themselves financially unable to meet claims. In addition, there are certain types of losses for which full insurance coverage is not generally available on commercial terms acceptable to us, or at all. Examples of these include insurance against losses suffered due to business interruption, earthquake, flooding or other natural disasters, war or civil disorder. Therefore, there may be instances when we will have to bear losses, damages and liabilities because of our lack or insufficiency of insurance coverage. If we suffer any losses, damages or liabilities in the course of our business operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover such losses, damages or liabilities or to reinstate any properties which may be damaged or destroyed. In addition, any payment we make to cover any losses, damages or liabilities could have a material adverse effect on our business, results of operations and financial position.

RISK RELATED TO WILDFLOWER MOUNTAIN RANCH INC

We will derive a majority of our revenue from rents paid by Wildflower Mountain Ranch Inc, and, if Wildflower Mountain Ranch Inc is not operated successfully, our revenue and profitability would be significantly and adversely affected

We will rent our properties to Wildflower Mountain Ranch Inc. We will generate substantially all of our revenue rents paid by Wildflower Mountain Ranch Inc. As a result, we may be particularly sensitive to any adverse developments with respect to Wildflower Mountain Ranch Inc. Our revenue is highly dependent on our brand recognition, acceptance in the communities in which we operate, changes in local demographic trends, our ability to attract patients, our ability to attract and retain well-known and respected clinical mental health counselors, our ability to offer desired and efficient services, and our ability to develop advanced treatment practices and compete effectively with other similar treatment centers. Failure to successfully operate Wildflower Mountain Ranch Inc may have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if Wildflower Mountain Ranch Inc is unable to attract and retain qualified and experienced doctors, other healthcare professionals and hospital administrators and managers, or if we are unable to manage our employees properly.

Our performance and the execution of our growth strategy depend substantially on our ability to attract and retain experienced clinical mental health counselors, other mental health professionals and treatment center administrators and managers in the fields and regions relevant to our growth plans. We compete for these personnel with other mental treatment service providers and face limited availability of qualified candidates. The recruitment of clinical mental health counselors is highly competitive. We believe that the key factors that a clinical mental health counselors considers before deciding where he/she will work include the reputation of the treatment center and its organizer or owner and management, the quality of the facilities, the compensation package. We may not compare favorably with other hospitals on one or more of these factors. Whilst we have not experienced substantial difficulties in attracting and retaining qualified and experienced doctors in the past, we cannot assure you that we will not experience such issues in the future.

Charity Nature for Wildflower Mountain Ranch Inc

Wildflower Mountain Ranch Inc is registered with the Division of Consumer Protection under the Charitable Solicitations Act as a charitable organization. Wildflower Mountain Ranch Inc is also a 501(c)(3) organization, a corporation exempt from federal income tax under section 501(c)(3) of Title 26 of the United States Code. Wildflower Mountain Ranch Inc applies for and receives federal grants to provide mental health services for children and adolescents. A grant is a way the government funds ideas and projects to provide public services and stimulate the economy. To be eligible to apply for federal grants, we have to maintain our charity status as a 501(c)(3) organization. If Wildflower Mountain Ranch Inc is not able to maintain its charity status as a 501(c)(3) organization, Wildflower Mountain Ranch Inc will not be eligible for federal grants and we, Wildflower Management, Corp which derives a majority of our revenue from rents paid by Wildflower Mountain Ranch Inc, will be adversely financially affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
WILDFLOWER MANAGEMENT, CORP

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Wildflower Management, Corp, a company organized and existing under the laws of the State of Utah ("Wildflower Management, Corp" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Wildflower Management, Corp has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Non-Voting Common Stock of Wildflower Management, Corp (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Wildflower Management, Corp hereby issues to the Subscriber, and the Subscriber hereby subscribes from Wildflower Management, Corp **[Shares Subscripted] Shares**, at a Per Share Price equal to **$100.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Wildflower Management, Corp as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Wildflower Management, Corp a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Wildflower Management, Corp and such decision is based upon a review of the Form C which has been filed by Wildflower Management, Corp with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Wildflower Management, Corp in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Wildflower Management, Corp;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Wildflower Management, Corp or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Wildflower Management, Corp;

d. Wildflower Management, Corp is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Wildflower Management, Corp from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Wildflower Management, Corp and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Wildflower Management, Corp in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Wildflower Management, Corp in connection therewith;

f. the Subscriber acknowledges that Wildflower Management, Corp has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Wildflower Management, Corp shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Wildflower Management, Corp is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Wildflower Management, Corp (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in

part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Wildflower Management is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Wildflower Management is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Wildflower Management, Corp and depends on the advice of its legal and financial advisors and agrees that Wildflower Management, Corp will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Wildflower Management, Corp; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Wildflower Management, Corp. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Wildflower Management, Corp and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Wildflower Management, Corp to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Wildflower Management, Corp shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Bridget Kilgrow

_____
Name: Bridget Kilgrow
Title: President
Wildflower Management, Corp

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Wildflower Management Corporation
1075 S. 6800 E. Huntsville, UT. 84317
Period Ended September 30, 2022
With Independent Accountant's Review Report

Wildflower Management Corporation 1075 S. 6800 E. Huntsville, UT. 84317	
Financial Statement	
Period Ended September 30, 2022	

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
Wildflower Management Corporation

I have reviewed the accompanying financial statement of WILDFLOWER MANAGEMENT CORPORATION, which comprise the Balance sheet as of September 30, 2022, and the related Statements of income for the period April 27,2022 to September 30, 2022, Changes in Members capital, and Cash flows for the years then ended and the related Notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Thursday, November 3, 2022

Wildflower Management Corporation

Balance sheet (Unaudited)

		As on September 30, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	-
Other Advance	$	1,250
Total current assets	$	**1,250**
Net Property, Plant and Equipment	$	-
Total Assets	$	**1,250**
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade/Other payable	$	-
Total current liabilities	$	-
Long-term liabilities		
Loan/Notes Payable	$	1,250
Total long-term liabilities	$	**1,250**
Total Liabilities	$	**1,250**
Equity : (Common Shares 1000 @ 0.001 Each)		
Paid in Capital	$	-
Retained Earnings	$	-
Total Members Capital	$	-
Total Liabilities and Stockholders' Equity	$	**1,250**

See Independent Accountant's Review Report

Wildflower Management Corporation

Statement of Operation (Unaudited)

	For the Period **April 27 to Sep 30 2022**	
Revenue	$	-
Expenses:		
Legal and Professional Fees		-
Office Expenses		-
Total operating expenses	$	-
Operating Profit	$	-
Other expense		-
Interest expense		-
Net Profit	$	-

See Independent Accountant's Review Report   4

Wildflower Management Corporation

	Common Stock	Capital Contribution	Retained Earnings	Total
Balance on April 27, 2022	-	-	-	-
Common stock/Additional Paid in Capital		-	-	-
Add: Net Profit			-	-
Balance at September 31, 2022	-	-	-	-

See Independent Accountant's Review Report   5

Wildflower Management Corporation

Statements of Cash Flows (Unaudited)

	For the Period **April 27 to Sep 30 2022**
Operating activities	
Net income	-
Depreciation	-
Change in working capital	-
Net cash generated by operating activities	-
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Net Proceeds from loan	-
Net Proceeds from capital contribution	-
Net cash from financing activities	-
Net (decrease) increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

See Independent Accountant's Review Report 6

Notes to Financial Statements For the Period
April 27 to Sep 30 2022 *(unaudited)*

1. Business and Summary of Significant Accounting Policies
Description of Business and Basis of Presentation
WILDFLOWER MANAGEMENT CORPORATION ("the Company") incorporate on April 27, 2022 in state of Utah. Jeff Kilgrow and Bridget Kilgrow are the promoters of the company and currently together hold 100% of shares of the company. The Company is set up to acquire real estate properties and provide on rent to Wildflower Mountain Ranch LLC. These rental properties are to be exclusively used to build and operate treatment homes for children.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line method over the estimated useful lives of the assets

Repairs and maintenance performed on Assets/equipment are expensed as incurred.

Cash and Cash Equivalents
Cash is total of Cash in hand and Cash at Bank. Cash equivalents consist primarily of short-term investments in overnight money market funds. The cash and cash equivalent balance is NIL

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Related party transactions
There are no significant related party transaction reported until September 30. A consultancy fee of $1,250 was paid on September 13,2022 by a related party Wildflower Mountain Ranch LLC for the consultancy services received by the company. This transaction has been shown as current liability of $2,500 in balance sheet.

3. Commitments and Contingencies
As of the date of issuance of financials, Oct 31, 2022, the company has no commitments or contingencies.

4. Subsequent Events
Management has evaluated subsequent events through Oct 31, 2022, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.